EXHIBIT 4(l)


                                                   ENHANCED DEATH
                                                    BENEFIT RIDER


Based on Your request, We have issued this optional Enhanced Death Benefit Rider as part of the Certificate to which it is attached on the Certificate Date. While it is In Force, this rider supplements the Death Benefits section of the Certificate to provide an Enhanced Death Benefit.

The Enhanced Death Benefit
The standard Death Benefit provided in the Certificate Schedule is based upon the maximum of: (1) Purchase Payments less withdrawals, and (2) the Certificate's highest "Anniversary Value" prior to the date of death and prior to age 81 of the decedent. The Enhanced Death Benefit includes an additional value, "Purchase Payments with Interest" (PPI), which may provide for a higher death benefit under certain circumstances. Purchase Payments with Interest shall be defined as Purchase Payments, increased at the annual interest rate identified in the Certificate Schedule, and adjusted for withdrawals as defined below. Thus the Enhanced Death Benefit will be the maximum of:
(1) Purchase Payments less withdrawals, (2) the Certificate's highest "Anniversary Value" prior to the date of death and prior to age 81 of the decedent, and (3) Purchase Payments with Interest, prior to age 81 or the date of death of the decedent, as defined below.

Calculation of Purchase Payments with Interest
For purposes of determining the Enhanced Death Benefit amount, We will calculate the PPI value as follows:

If You make no Purchase Payments after the initial Purchase Payment, and no partial withdrawals, PPI shall equal the initial Purchase Payment, increased at the annual interest rate identified in the Certificate Schedule, to the Certificate Anniversary prior to the date of death or preceding age 81 of the decedent, whichever shall occur first.

If   You   make  subsequent  Purchase  Payments  or  any  partial
withdrawals,   PPI  shall  be  calculated  on  each   Certificate
Anniversary prior to the date of death and preceding age 81 of the decedent as follows:

(1)  On the first Certificate Anniversary:

 (a) Increase the initial Purchase Payment at the annual interest rate identified in the Certificate Schedule, from the Certificate Date until the Anniversary Date. But if there have been subsequent Purchase Payment(s) or partial withdrawal(s) before the first Certificate Anniversary, then:

 (b) Add the subsequent Purchase Payment(s), credited at the annual interest rate identified in the Certificate Schedule from the date of the payment to the current Certificate
     Anniversary; and

 (c) At the time of any partial withdrawals, (i) decrease the PPI value by the following amount calculated at the time of the partial withdrawal: the partial withdrawal amount (including any associated surrender charge incurred) divided by the Certificate Value immediately preceding the withdrawal, multiplied by the PPI value immediately preceding the withdrawal, and (ii) increase the new PPI value at the annual interest rate identified in the Certificate Schedule from the date of the withdrawal to the current Certificate Anniversary.

(2) On each subsequent Certificate Anniversary prior to the date of death and prior to age 81 of the decedent, increase the prior Certificate Anniversary's PPI value at the annual interest rate identified in the Certificate Schedule until the current Certificate Anniversary, but if there is a purchase payment or partial withdrawal made before the current Certificate Anniversary but after the preceding Certificate Anniversary, then the adjustments described in
     (1)(b) or (c) above shall apply.

(3) On each subsequent Certificate Anniversary prior to the date of death and on or after age 81 of the decedent, the preceding Certificate Anniversary's PPI value will continue to apply (i.e., there are no further guaranteed minimum increases), but if a Purchase Payment or partial withdrawal is made before the current Certificate Anniversary, the preceding Certificate Anniversary's PPI value shall be increased by the amount of any Purchase Payment and decreased at the time of any partial withdrawal by the amount determined under (1)(c)(i) above.

The Purchase Payments with Interest value is calculated only for purposes of determining the value of the Enhanced Death Benefit. The Purchase Payments with Interest calculation is not a part of, and is not credited to, the Certificate Value or Certificate Withdrawal Value.

Election of Optional Enhanced Death Benefit Rider
The Enhanced Death Benefit may be elected by the Certificate Owner (together with any Joint Certificate Owners, if applicable) only on the Certificate Date. You may not elect the optional Enhanced Death Benefit after We have issued the Certificate. Also, You may not elect the optional Enhanced Death Benefit if the age of all Covered Person(s) on the Certificate Date is over 75.

Revocability
You may revoke the Enhanced Death Benefit rider only on the seventh Certificate Anniversary. If You revoke the Enhanced Death Benefit rider, then We will not use the PPI value in calculating the Death Benefit. If you revoke the Enhanced Death Benefit, We will not refund any charges deducted for this rider.

Charge
The charge for this optional rider is shown in the Certificate Schedule. We will multiply the percentage charge shown in the Certificate Schedule for this optional rider by the highest PPI value or highest "Anniversary Value" for any Covered Person under the Certificate, and deduct the result from the Certificate Value annually beginning with the first Certificate Anniversary. In cases of full surrender between Certificate Anniversary dates, the charge for this optional rider will be calculated on a pro rata basis. In the case of a full surrender of the Certificate for an available Death or Income Benefit, We will waive the Enhanced Death Benefit charge accrued between date of surrender and the previous Certificate Anniversary. Please refer to Your prospectus for more information on calculation of the Charge for this rider.


Signed for the Company:  ______________________
                            Secretary